Abby Adams
January 25, 2005
Page 2

                                [FILA LETTERHEAD]


                                                     January 25, 2005

Abby Adams, Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 4-4
Washington, DC 20549-0404

      Re:   Dixon Ticonderoga Company
            Schedule TO-C filed December 17, 2004
            Schedule TO-T filed January 7, 2005
            Filed by Pencil Acquisition Corp., and F.I.L.A. S.P.A.

Dear Ms. Adams:

      On behalf of the bidders referred to above, I hereby acknowledge that

      - the bidders are responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

      - staff comments or changes to disclosure in response to staff comments in the above-referenced filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

      - the bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Abby Adams
January 26, 2005
Page 2

                               F.I.L.A.-Fabbrica Italiana Lapis ed Affini S.p.A.

                               By:    /s/Massimo Candela
                                      ------------------------------------------
                               Name:  Massimo Candela
                               Title: Managing Director


                               Pencil Acquisition Corp.

                               By:    /s/Massimo Candela
                                      ------------------------------------------
                               Name:  Massimo Candela
                               Title: President



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